UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Immune Network Ltd.
(Translation of registrant's name into English)

1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [X ] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

IMMUNE NETWORK LTD.
#202 - 1768 West 3rd Avenue
Vancouver, BC V6J 1K4
604.733.6623 (Telephone)
604.733.6631 (Facsimile)

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the annual and extraordinary general meeting of Immune Network Ltd. (the "Company") will be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, BC on Thursday, the 27th day of June, 2002 at the hour of 2:00 o'clock in the afternoon (Vancouver time) to transact the usual business of an annual general meeting and for the following purposes:

1 To receive and consider the Report of the Directors to the Members.

2. To receive and consider the financial statements of the Company, together with the auditor's report thereon for the fiscal year ended December 31, 2001.

3. To consider and, if thought fit, to approve an ordinary resolution to set the number of directors at four (4).

4. To elect directors to hold office until the next annual general meeting of the Company.

5. To appoint an auditor for the Company to hold office until the next annual general meeting of the Company.

6. To authorize the directors to fix the remuneration to be paid to the auditor for the Company.

7. To consider and, if thought fit, to approve a special resolution to reduce the authorized capital of the Company by cancelling the 20,000,000 unissued Class "A" convertible preferred shares with a par value of $1.00 each.

8. To consider and, if thought fit, to approve a special resolution to:

(a) consolidate the common shares in the capital of the Company on a ten-for-one basis; and

(b) cancel any fractional shares that may result from such consolidation, without the payment of any consideration for any such cancelled fractional shares.

9. To consider and, if thought fit, to approve a special resolution to

(a) increase the authorised capital of the Company on a post-consolidation basis to consist of 220,000,000 shares, divided into 200,000,000 common shares without par value and 20,000,000 preference shares without par value issuable in one or more series; and

(b) alter the Articles of the Company by deleting therefrom Article 27.2 and substituting therefor special rights and restrictions attaching to the new class of preference shares.

10. To transact such further or other business as may properly come before the meeting and any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

A Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote in his stead. If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of Proxy and return it within the time and to the location in accordance with the instructions set out in the form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, British Columbia, this 21st day of May, 2002.

By Order of the Board of

IMMUNE NETWORK LTD.

/s/ Allen Bain
ALLEN I. BAIN
President

IMMUNE NETWORK LTD.
#202 - 1768 West 3rd Avenue
Vancouver, BC V6J 1K4

604.733.6623 (Telephone)

604.733.6631 (Facsimile)

INFORMATION CIRCULAR

(As at May 16, 2002 except as indicated)

MANAGEMENT SOLICITATION

This information circular is furnished in connection with the solicitation of proxies by the management of Immune Network Ltd. (the "Company") for use at the annual and extraordinary general meeting (the "Meeting") of the Company to be held on Thursday, June 27, 2002. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company does not reimburse Members, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

REVOCABILITY OF PROXY

The persons named in the enclosed form of proxy are directors of the Company.

Any Member returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Member or by his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered either to the office of the Company or the registrar and transfer agent by mail or by fax, at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon any such delivery the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 220,000,000 shares, divided into 200,000,000 common shares without par value and 20,000,000 class "A" convertible preferred shares with a par value of $1.00 each, of which 198,107,774 common shares and no class "A" convertible preferred shares are issued and outstanding.

Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on May 10, 2002 will be entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Company, the following persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of the Company:
Name of Member	No. of Common Shares Owned	Percentage of Outstanding Common Shares
Dr Hugh Wynne-Edwards	69,874,810(1)	35.27%
(1) Includes 69,644,800 common shares of the Company held by Terracy Inc., a company incorporated under the Canada Business Corporations Act which is wholly owned and controlled by Dr. Wynne-Edwards.

VOTING OF PROXIES

A MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ACCOMPANYING FORM OF PROXY. TO EXERCISE THIS RIGHT THE MEMBER MAY INSERT THE NAME OF THE DESIRED PERSON IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKE OUT THE OTHER NAMES OR MAY SUBMIT ANOTHER PROXY.

THE SHARES REPRESENTED BY PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED ON ANY POLL (SUBJECT TO ANY RESTRICTIONS THEY MAY CONTAIN) IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.

The Members will be asked to pass an ordinary resolution to set the number of directors of the Company at four (4). Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:
Name, Country of Ordinary Residence and Position Held with the Company	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Approx. No. of Voting Shares Beneficially Owned, Directly or Indirectly, or Controlled or Directed	Date on which the Nominee became a Director of the Company
ALLEN I BAIN* Canada PRESIDENT, CEO and DIRECTOR	President and Chief Executive Officer of the Company; Chief Executive Officer of B.C. Research Inc.	5,000,000	May 21, 1999
MARK GLUSING Canada SECRETARY and DIRECTOR	Chief Operating Officer and acting Chief Financial Officer of the Company	Nil	November 26, 2001
OH, KIM SUN* Kuala Lumpur, Malaysia DIRECTOR	Group Executive Director of the Chemical Company of Malaysia, Berhad	1,500,000	January 25, 2000
Dr. hugh wiynne-edwards* Canada DIRECTOR	President, Terracy Inc.	69,874,810	May 8, 2002
*Member of Audit Committee

The Advance Notice of the Meeting inviting nominations for directors of the Company as required by Section 111 of the Company Act (British Columbia) was published in The Province newspaper, Vancouver, British Columbia on May 1, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Particulars of compensation paid during the most recently completed financial year to:

(a) the Company's chief executive officer ("CEO");

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year;

("Named Executive Officer") is set out in the summary compensation table below:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compen-sation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation
Allen I. Bain, President, CEO and Director	2001 2000 1999	$120,000(1) $120,000(1) $73,000	Nil Nil Nil	Nil Nil Nil	990,000 480,000 500,000	Nil Nil Nil	Nil Nil Nil	Nil $367,120(2) (3) Nil

(1) Pursuant to an employment agreement between the Company and Dr. Bain dated May 21, 1999, the Company paid a salary of $120,000 per year to Dr. Bain.

(2) This sum includes the aggregate value realized on the exercise of stock options which represents the difference between the exercise price and the closing price of the Company's shares on the date of exercise and does not necessarily represent the actual profits realized or losses incurred bon the exercise of stock options.

(3) The Company paid $68,700 to Allen I. Bain for a premises lease and related facility costs.

There were no long term incentive plans in place for any Named Executive Officer of the Company during the most recently completed financial year.

OPTIONS AND SARS

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name (a)	Securities Under Options/SARs Granted (#) (b)	% of Total Options/SARs Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Allen I. Bain	990,000	19.15%	$0.25	$0.25	January 1, 2006

There were no options exercised by the CEO or any Named Executive Officer during the most recently completed financial year.

There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

There were no employment contracts or compensatory plans or arrangements between the Company and a Named Executive Officer during the most recently completed financial year, except as follows:

Pursuant to an employment agreement with Dr. Allen I. Bain (the "Bain Employment Agreement") dated May 21, 1999, the Company paid a salary of $120,000 per year to Dr. Bain. The Bain Employment Agreement provided that if the Company terminated Dr. Bain without cause, the Company would be required to pay a lump sum severance in an amount equal to 50% of Dr. Bain's then current annual salary.

Subsequent to the end of the most recently completed financial year, the Company entered into a new employment agreement dated February 1, 2002 (the "New Bain Employment Agreement") with Dr. Bain which supersedes the Bain Employment Agreement. The New Bain Employment Agreement provides for, among other things, a salary of $10,000 per calendar month, and, if Dr. Bain is terminated without cause, a severance payment (the "Severance Payment") equal to 40% of the annual remuneration under the agreement multiplied by the number of years Dr. Bain has been employed by the Company or it affiliates. If, upon an election of directors, the majority of the board of directors is comprised of directors who are not "Incumbent Directors", Dr. Bain may elect to treat the employment agreement as having been terminated, whereupon he will be entitled to a "Control Change Payment" (but not to the Severance Payment) equal to: (a) if in the first twelve months of the New Bain Employment Agreement, 24 months' remuneration; and (b) thereafter, 36 months remuneration. For these purposes, "Incumbent Director" means any member of the board who was a member of the board immediately prior to such election of directors, and any successor to an Incumbent Director who was nominated or elected or appointed to succeed any Incumbent Director by the affirmative vote of the directors when that affirmative vote includes the affirmative vote of a majority of the Incumbent Directors then on the board of directors.

The Company has no compensation committee.

COMPENSATION OF DIRECTORS

The following stock options were granted to directors of the Company during the most recently completed financial year:

Name of Director	No. of Shares	Exercise Price per Common Share	Date of Grant Expiry Date
Oh, Kim Sun	100,000 150,000	$0.25 $0.10	January 1, 2006 December 2, 2006
Mark Glusing	50,000 400,000 150,000	$0.30 $0.10 $0.10	March 4, 2002(1) May 21, 2006 December 2, 2006

(1) These options expired unexercised on March 4, 2002.

No stock options were exercised by directors of the Company during the most recently completed financial year.

No other compensation was paid to directors of the Company during the last completed financial year.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

None of the directors and senior officers of the Company, proposed nominees for election or associates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Save and except the foregoing, or as disclosed elsewhere in this information circular, since January 1, 2001, being the commencement of the Company's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries:

(a) any director or senior officer of the Company;

(b) any proposed nominee for election as a director of the Company;

(c) any member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of the Company; and

(d) any associate or affiliate of any of the foregoing persons.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of Ernst & Young, Chartered Accountants, of Vancouver, British Columbia, as auditor of the Company to hold office until the close of the next annual general meeting of the Company. It is proposed that the remuneration to be paid to the auditor of the Company be fixed by the Board of Directors.

Ernst & Young were first appointed auditor of the Company on July 20, 1999.

MANAGEMENT CONTRACTS

There are no management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Share Consolidation and Creation of Preferred Shares Issuable in Series

The Company is authorized to issue 220,000,000 shares, divided into 200,000,000 common shares without par value and 20,000,000 class "A" convertible preferred shares with a par value of $1.00 each. As of May 10, 2002, the Company has issued and outstanding a total of 198,107,774 common shares, which effectively prevents the Company from: (a) effecting further equity financings; and (b) issuing stock options as a means of (i) attracting and retaining the best available personnel and (ii) providing additional incentives to employees, directors and consultants. Management also feels that the dilutive effect of the significant number of issued and outstanding common shares has and will continue to depress the trading price of the Company's stock.

There are no Class "A" convertible preferred shares issued and outstanding, as they have all been converted to common shares in accordance with their terms. The Class "A" convertible preferred shares were created to facilitate the acquisition by the Company of approximately 66% of the outstanding common shares of B.C. Research Inc. in August, 2000. Since the rights and restrictions attaching to them were specifically tailored to that transaction, it is highly unlikely that the Company will be issuing any additional Class "A" convertible preferred shares as a means of financing the Company.

At the same time, management would like to retain the option of using preferred shares as a means of financing the Company, thereby providing the Company with maximum flexibility in terms of attracting additional working capital at this critical stage of its development. Under section 229(1) of the Company Act (British Columbia), the special rights and restrictions attached to shares of a class may authorize:

(a) the issue of shares of that class in one or more series, and

(b) the directors, by resolution,

(i) to alter the memorandum to set the number of shares in, and to determine the designation of the shares of, each series, and

(ii) to alter the memorandum or the articles to create, define and attach special rights and restrictions to the shares of each series, subject to the special rights and restrictions attached to the shares of the class.

In light of the foregoing, Members will be asked to pass special resolutions to:

(a) cancel the 20,000,000 unissued Class "A" convertible preferred shares;

(b) consolidate the common shares in the capital of the Company on a ten-for-one basis;

(c) cancel any fractional shares that may result from such consolidation, without the payment of any consideration for any such cancelled fractional shares;

(d) increase the authorised capital of the Company on a post-consolidation basis to consist of 220,000,000 shares, divided into 200,000,000 common shares without par value and 20,000,000 preference shares without par value issuable in one or more series; and

(e) to alter the Articles of the Company to provide for the special rights and restrictions attaching to the new class of preference shares.

In order to be effective, the special resolutions must be passed by a majority of not less than three-quarters of the votes cast by those Members of the Company who, being entitled to do so, vote in person or by proxy at the Meeting.

The special resolutions that will be presented to the Members is as follows:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a) The authorized capital of the Company be reduced by cancelling the Twenty Million unissued Class "A" convertible preferred shares with a par value of $1.00 each;

(b) The Memorandum of the Company be altered accordingly;

(c) The Articles of the Company be altered by deleting therefrom Article 27.2, being the Special Rights and Restrictions attaching to the Class "A" convertible preferred shares so cancelled; and

(d) This special resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the Members at any time and in such case, the directors of the Company are hereby authorized to abandon the above described alterations to the Memorandum and Articles of the Company without further approval, ratification or confirmation by the Members of the Company, and in such case, the special resolution approving and adopting the above described alterations to the Memorandum and Articles of the Company shall be deemed to have been rescinded."

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a) The Two Hundred Million (200,000,000) authorized Common shares without par value in the capital of the Company, of which 198,107,774 are issued and fully paid, be consolidated into Twenty Million (20,000,000) common shares without par value, of which 19,810,777.4 are issued, every ten (10) common shares before consolidation being consolidated into one (1) common share;

(b) The Memorandum of the Company be altered accordingly;

(c) Any fractional shares that may result from the consolidation be cancelled without the payment of any consideration for any such cancelled fractional shares; and

(d) This special resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the Members at any time and in such case, the directors of the Company are hereby authorized to abandon the above described alterations to the Memorandum of the Company without further approval, ratification or confirmation by the Members of the Company, and in such case, the special resolution approving and adopting the above described alterations to the Memorandum of the Company shall be deemed to have been rescinded."

"BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a) After giving effect to such consolidation, the authorized capital of the Company be altered by:

(i) increasing the number of Common shares without par value from Twenty Million (20,000,000) to Two Hundred Million (200,000,000) Common shares without par value, and

(ii) creating Twenty Million (20,0000,000) Preference shares which may be issued in one or more series;

(b) Paragraph 2 of the Memorandum of the Company be altered to read as follows:

"2. The authorized capital of the Company consists of Two Hundred and Twenty Million (220,000,000) shares, divided into Two Hundred Million (200,000,000) Common shares without par value and Twenty Million (20,000,000) Preference shares without par value. The said Common and Preference shares shall have attached thereto the Special Rights and Restrictions as set forth in the Articles of the Company.'

(c) The Articles of the Company be altered by adding as new Article 27.2 the following Special Rights and Restrictions attaching to the Preference shares:

"27.2 The Preference shares of the Company shall have the rights and shall be subject to the restrictions, conditions and limitations as follows:

(a) The Company may issue Preference shares in one or more series;

(b) The directors may by resolution alter the Memorandum of the Company to set the number of shares in, and to determine the designation of the shares of, each series of Preference shares; and

(c) The directors may by resolution alter the Memorandum of the Company or these Articles or both to create, define and attach special rights and restrictions to the shares of each such series."; and

(d) This special resolution may be revoked by the directors of the Company in their discretion by resolution without further approval, ratification or confirmation by the Members at any time and in such case, the directors of the Company are hereby authorized to abandon the above described alterations to the Memorandum and Articles of the Company without further approval, ratification or confirmation by the Members of the Company, and in such case, the special resolution approving and adopting the above described alterations to the Memorandum and Articles of the Company shall be deemed to have been rescinded."

The management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

By Order of the Board of
IMMUNE NETWORK LTD.

Per: /s/ Allen Bain
ALLEN I. BAIN,
President

PROXY

OTHER COMPENSATION TO DIRECTORS

Annual and Special General Meeting of members of IMMUNE NETWORK LTD., to be held at the offices of the Company's solicitors, Messrs. Clark, Wilson, 8th Floor, 885 West Georgia Street, in the City of Vancouver, B.C. on Thursday, June 27, 2002, at 2:00 o'clock in the afternoon

Resolutions (Cont.) (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)
						For	Against
				7	To authorize the Directors to fix the remuneration to be paid to the auditor of the Company	_____	_____

The undersigned Member of the Company hereby appoints Allen Bain, the President and a Director of the Company, or failing this person, Mark Glusing, a Director of the Company, or in the place of the foregoing, _________________________, (Print the Name) as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

				8	To approve a special resolution to reduce the authorized capital of the Company by cancelling the 20,000,000 unissued Class "A" convertible preferred shares	_____	_____
				9	To approve a special resolution to: (a) consolidate the common shares in the capital of the Company on a ten-for-one basis; and (b) cancel any fractional shares that may result from such consolidation	_____	_____
10

To approve a special resolution to: (a) increase the authorised capital of the Company on a post-consolidation basis to consist of 220,000,000 shares, divided into 200,000,000 common shares without par value, and 20,000,000 preference shares without par value issuable in series; and (b) alter the Articles of the Company to provide for the special rights and restrictions of the preference shares

						_____	_____
		For	Against
1	To determine the number of Directors at four (4)	_____	_____
		For	Withhold	The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting
2	To elect ALLEN I. BAIN as a Director	_____	_____	SIGN HERE:
3	To elect MARK GLUSING as a Director	_____	_____	Please Print Name:
4	To elect KIM SUN OH as a Director	_____	_____	Date:
5	To elect DR. HUGH WYNNE-EDWARDS as a Director	_____	_____	THIS PROXY MAY NOT BE VALID UNLESS IT IS SIGNED AND DATED. SEE IMPORTANT INFORMATION & INSTRUCTIONS ON REVERSE.
6	Appointment of Auditors	_____	_____

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") may not be valid unless it is signed by the Member or by his attorney duly authorized by him in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by the Member for the proxyholder to date this proxy on the date on which it is received by Computershare Trust Company of Canada.

4. A Member who wishes to attend the Meeting and vote on the resolutions in person, may do so as follows:

(a) If the Member is registered as such on the books of the Company, simply register the Member's attendance with the scrutineers at the Meeting.

(b) If the securities of a Member are held by a financial institution, (i) cross off the management appointees' names and insert the Member's name in the blank space provided; (ii) indicate a voting choice for each resolution or, alternatively, leave the choices blank if you wish not to vote until the Meeting; and (iii) sign, date and return the Instrument of Proxy to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions set out on this Instrument of Proxy and the Member's vote will be counted at that time.

5. A Member who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do either of the following:

(a) To appoint one of the management appointees named on the Instrument of Proxy, leave the wording appointing a nominee as is, and simply sign, date and return the Instrument of Proxy. Where no choice is specified by a Member with respect to a resolution set out on the Instrument of Proxy, a management appointee acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

(b) To appoint another person, who need not be a Member of the Company, to vote according to the Member's instructions, cross off the management appointees' names and insert the Member's appointed proxyholder's name in the space provided, and then sign, date and return the Instrument of Proxy. Where no choice is specified by the Member with respect to a resolution set out on the Instrument of Proxy, this Instrument of Proxy confers discretionary authority upon the Member's appointed proxyholder.

6. The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a registered Member has returned the Instrument of Proxy, the Member may still attend the Meeting and may vote in person should the Member later decide to do so. However, to do so, the Member must record his/her attendance with the scrutineers at the Meeting and revoke the Instrument of Proxy in writing.

To be represented at the Meeting, this Instrument of Proxy must be RECEIVED at the office of "COMPUTERSHARE TRUST COMPANY OF CANADA"
by mail or by fax
at least 48 hours prior to the scheduled time of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

The mailing address of Computershare Trust Company of Canada is 4th Floor - 510 Burrard Street, Vancouver, BC V6C 3B9, and its fax number is (604) 683.3694.

IMMUNE NETWORK LTD.

TO REGISTERED HOLDERS

AND NON-REGISTERED HOLDERS (BENEFICIAL HOLDERS)

In accordance with National Policy Statement No. 41 - Shareholder Communication (the "Policy") and pursuant to the British Columbia Securities Regulation:

(a) registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter;

(b) non-registered shareholders may elect annually to have their name added to an issuer's supplementary mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. Non-registered shareholders entitled to receive an issuer's audited annual financial statement, pursuant to the Policy, will receive a quarterly report for an issuer's fourth fiscal quarter.

If you are interested in receiving such quarterly reports, please complete and return this form

NAME OF ISSUER:	IMMUNE NETWORK LTD.
NAME OF SHAREHOLDER:
ADDRESS:

SIGNATURE:
I certify that I am a registered shareholder
SIGNATURE
I certify that I am a non-registered shareholder (beneficial holder)
DATE:	, 2002

MAIL TO: Computershare Trust Company of Canada
4th Floor - 510 Burrard Street
Vancouver, BC V6C 3B9

FOR IMMEDIATE RELEASE

Immune Network Ltd. Completes 52-Week Alzheimer Disease Clinical Trial and Announces Annual General Meeting Results

VANCOUVER, CANADA, June 27th, 2002 - Immune Network Ltd. (OTCBB: IMMKF) announced that at the Annual General Meeting held today, management's proposed resolutions were passed, and the incumbent Directors were re-elected to serve the Company until the conclusion of the next Annual General Meeting.

The resolutions passed included special resolutions authorizing: (a) the consolidation (reverse split) of the Company's common shares on a ten-for-one basis, every ten common shares before consolidation being consolidated into one common share; (b) the cancellation of the 20,000,000 unissued Class "A" convertible preferred shares, and the alteration of the Articles of the Company by deleting the special rights and restrictions attaching to the Class "A" convertible preferred shares so cancelled; and (c) the increase in the number of authorized common shares on a post-consolidation basis from 20,000,000 to 200,000,000 common shares without par value, the creation of a new class of 20,000,000 preference shares without par value, and the alteration of the Articles of the Company to add special rights and restrictions attaching to the new class of preference shares. Management has been authorized to institute these changes to the Company's share capital structure, which will only become effective once the special resolutions have been accepted for filing by the British Columbia Registrar of Companies. Management will in due course announce the effective date of these changes (including the share consolidation), as well as particulars regarding the new post-consolidation CUSIP number for the Company's common shares and post-consolidation trading symbol.

Immune Network Ltd. also announced the completion this month of the treatment phase of its international DAD2000 phase II clinical trial of dapsone in Alzheimer disease. The company's contract research organization, PRA International (formerly Cromedica), is now in the process of retrieving, verifying and analyzing the trial data. A total of 201 Alzheimer patients were enrolled in DAD2000 over the seven-month period from November 2000 to June 2001. The double-blinded, placebo-controlled trial took place in four countries, Brazil, Israel, Poland and South Africa, in full compliance with national regulatory standards and International Committee for Harmonization (ICH) guidelines. While awaiting trial results and a final report, management is focused on its commercialization strategy for dapsone and its related products. The final report of DAD2000 is expected within 2002 Q3.

In addition to its Alzheimer disease project, Immune Network also has an ongoing project in infectious diseases. The hNM01 antibody, intended to neutralize the HIV virus, has already been tested in 4 patients. Continuation of hNM01 clinical work will depend on, among other things, Immune Network finding a manufacturing partner to produce clinical grade material. The 1F7 antibody, an anti-idiotypic antibody that may favorably modulate the immune system in AIDS and hepatitis C patients, is still in the research stage. Both antibody products are the subject of several articles in peer-reviewed scientific journals.

Reviewing the past year, Dr. Allen Bain, President & CEO, stated "With the full utilization of all our assets and resources over the last year -- a massive effort by our small staff, our board of directors, and our supportive shareholders -- we are grateful to have survived 2001 and to have completed the treatment phase of the DAD2000 Phase 2 trial. We hope that the results of this clinical trial will prove to be an important landmark in the quest for a drug to arrest Alzheimer disease."

On behalf of the Board of Directors,

Allen Bain, Ph.D., CEO

Legal Notice Regarding Forward-Looking Statements

Statements in this press release which are not purely historical are forward-looking statements, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this release include but are not limited to: our plans to commercialize dapsone and its related products; our expectation that the final report of DAD2000 will occur within 2002 Q3; our plan to find a manufacturing partner to produce hNM01 clinical grade material and to continue with hNM01 clinical work; our plan to continue research work on the 1F7 antibody; and our hope that the results of DAD2000 Phase 2 clinical trial will be prove to be an important landmark in the quest for a drug to arrest Alzheimer disease.

It is important to note that the Company's actual results and outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as: receipt of all necessary regulatory approvals; the continued financing of our operations; and the overall success of Immune Network in general.

Although we believe that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission.

Company Contact:
Investor Relations
Immune Network Ltd.
1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
Tel. (604) 733 - 6623
Toll Free 1-877-644-5541
Internet www.immunenetwork.com

www.immunenetwork.com
Email info@immunenetwork.com

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Securities Act (BC)

Material Change Report Under Section 118(1) of the Securities Act (AB)

Material Change Report Under Section 74 of Securities Act (ON)

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Immune Network Ltd. (the "Company")
1768 West 3rd Avenue
Vancouver, BC V6J 1K4

Item 2 Date of Material Change

State the date of the material change:

June 27, 2002

Item 3 Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

June 27, 2002
Vancouver, BC

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announced that at the Annual General Meeting of the Company held on June 27, 2002, management's proposed resolutions were passed and the incumbent Directors were re-elected to serve the Company until the conclusion of the next annual general meeting.

Item 5. Full Description of Material Change

See attached Schedule "A".

Item 6. Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Allen Bain, Ph.D., Chief Executive Officer and President
(604) 733-6623

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC, this 2nd day of July, 2002.

Allen Bain,
Chief Executive Officer

FOR IMMEDIATE RELEASE

Immune Network Ltd. Completes 52-Week Alzheimer Disease Clinical Trial and Announces Annual General Meeting Results

VANCOUVER, CANADA, June 27th, 2002 - Immune Network Ltd. (OTCBB: IMMKF) announced that at the Annual General Meeting held today, management's proposed resolutions were passed, and the incumbent Directors were re-elected to serve the Company until the conclusion of the next Annual General Meeting.

The resolutions passed included special resolutions authorizing: (a) the consolidation (reverse split) of the Company's common shares on a ten-for-one basis, every ten common shares before consolidation being consolidated into one common share; (b) the cancellation of the 20,000,000 unissued Class "A" convertible preferred shares, and the alteration of the Articles of the Company by deleting the special rights and restrictions attaching to the Class "A" convertible preferred shares so cancelled; and (c) the increase in the number of authorized common shares on a post-consolidation basis from 20,000,000 to 200,000,000 common shares without par value, the creation of a new class of 20,000,000 preference shares without par value, and the alteration of the Articles of the Company to add special rights and restrictions attaching to the new class of preference shares. Management has been authorized to institute these changes to the Company's share capital structure, which will only become effective once the special resolutions have been accepted for filing by the British Columbia Registrar of Companies. Management will in due course announce the effective date of these changes (including the share consolidation), as well as particulars regarding the new post-consolidation CUSIP number for the Company's common shares and post-consolidation trading symbol.

Immune Network Ltd. also announced the completion this month of the treatment phase of its international DAD2000 phase II clinical trial of dapsone in Alzheimer disease. The company's contract research organization, PRA International (formerly Cromedica), is now in the process of retrieving, verifying and analyzing the trial data. A total of 201 Alzheimer patients were enrolled in DAD2000 over the seven-month period from November 2000 to June 2001. The double-blinded, placebo-controlled trial took place in four countries, Brazil, Israel, Poland and South Africa, in full compliance with national regulatory standards and International Committee for Harmonization (ICH) guidelines. While awaiting trial results and a final report, management is focused on its commercialization strategy for dapsone and its related products. The final report of DAD2000 is expected within 2002 Q3.

In addition to its Alzheimer disease project, Immune Network also has an ongoing project in infectious diseases. The hNM01 antibody, intended to neutralize the HIV virus, has already been tested in 4 patients. Continuation of hNM01 clinical work will depend on, among other things, Immune Network finding a manufacturing partner to produce clinical grade material. The 1F7 antibody, an anti-idiotypic antibody that may favorably modulate the immune system in AIDS and hepatitis C patients, is still in the research stage. Both antibody products are the subject of several articles in peer-reviewed scientific journals.

Reviewing the past year, Dr. Allen Bain, President & CEO, stated "With the full utilization of all our assets and resources over the last year -- a massive effort by our small staff, our board of directors, and our supportive shareholders -- we are grateful to have survived 2001 and to have completed the treatment phase of the DAD2000 Phase 2 trial. We hope that the results of this clinical trial will prove to be an important landmark in the quest for a drug to arrest Alzheimer disease."

On behalf of the Board of Directors,

Allen Bain, Ph.D., CEO

Legal Notice Regarding Forward-Looking Statements

Statements in this press release which are not purely historical are forward-looking statements, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Forward-looking statements in this release include but are not limited to: our plans to commercialize dapsone and its related products; our expectation that the final report of DAD2000 will occur within 2002 Q3; our plan to find a manufacturing partner to produce hNM01 clinical grade material and to continue with hNM01 clinical work; our plan to continue research work on the 1F7 antibody; and our hope that the results of DAD2000 Phase 2 clinical trial will be prove to be an important landmark in the quest for a drug to arrest Alzheimer disease.

It is important to note that the Company's actual results and outcomes may differ materially from those contained in the forward-looking statements contained in this press release. Factors that could cause actual results to differ materially include, but are not limited to, risks and uncertainties such as: receipt of all necessary regulatory approvals; the continued financing of our operations; and the overall success of Immune Network in general.

Although we believe that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Readers should refer to the risk disclosures outlined in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission.

Company Contact:
Investor Relations
Immune Network Ltd.
1768 West 3rd Avenue, Vancouver, BC, Canada V6J 1K4
Tel. (604) 733 - 6623
Toll Free 1-877-644-5541
Internet www.immunenetwork.com
Email info@immunenetwork.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMUNE NETWORK INC.

Date: July 2, 2002

Allen Bain, Chief Executive Officer